UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

In the matter of: Natixis Advisors, L.P. Natixis ETF Trust II 888 Boylston Street Boston, MA 02199-8197 NYSE Group, Inc. 11 Wall Street New York, NY 10005	File No. 812-15157

First Amended and Restated Application for an Order to Amend a Prior Order under Section 6(c) of the Investment Company Act of 1940 (the “1940 Act”) for an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the 1940 Act and Rule 22c-1 under the 1940 Act, under Sections 6(c) and 17(b) of the 1940 Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the 1940 Act, and under Section 12(d)(1)(J) of the 1940 Act for an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the 1940 Act.

All communications and orders to:

Peter J. Shea, Esq.

K&L Gates LLP

599 Lexington Avenue, 32nd Floor

New York, NY 10022-6030

212-536-3988, peter.shea@klgates.com

Page 1 of 13 sequentially numbered pages.

As filed with the U.S. Securities and Exchange Commission on November 16, 2020

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

In the Matter of: Natixis Advisors, L.P. Natixis ETF Trust II NYSE Group, Inc. File No. 812-15157	First Amended and Restated Application for an Order to Amend a Prior Order under Section 6(c) of the Investment Company Act of 1940 (the “1940 Act”) for an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the 1940 Act and Rule 22c-1 under the 1940 Act, under Sections 6(c) and 17(b) of the 1940 Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the 1940 Act, and under Section 12(d)(1)(J) of the 1940 Act for an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the 1940 Act.

I.	INTRODUCTION

In this amended and restated application (“Application”), Natixis Advisors, L.P. (the “Initial Adviser”), Natixis ETF Trust II (the “Trust”) and NYSE Group, Inc. (“NYSE Group” and collectively with the Initial Adviser and the Trust, the “Applicants”), request an order (“Order”) from the U.S. Securities and Exchange Commission (the “Commission”) to amend a portion of the prior order issued to Applicants under Section 6(c) of the Investment Company Act of 1940 (“1940 Act”) for an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the 1940 Act and Rule 22c-1 under the 1940 Act, under Sections 6(c) and 17(b) of the 1940 Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the 1940 Act, and under Section 12(d)(1)(J) of the 1940 Act for an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the 1940 Act (the “Prior Order”), which permits registered open-end investment companies that are actively managed exchange-traded funds (“ETFs”) to operate without being subject to a daily portfolio transparency condition.1

A.	Summary of Application

The Prior Order permits the Trust to create and operate Funds that are actively managed ETFs. However, unlike traditional actively-managed ETFs, Applicants operate Funds that do not disclose their portfolio holdings daily pursuant to the Prior Order. Rather, the Funds allow for efficient trading through an effective Fund portfolio transparency substitute and the publication of related information metrics, while shielding the identity of the full Fund portfolio contents and recent trading activity in the Fund’s Actual Portfolio to protect the Funds’ performance-seeking strategies from the risks of front-running of portfolio transactions and reverse engineering of the Funds’ strategies to the detriment of the Fund.

[1]

The Applicants previously submitted an application with the Commission (File No. 812-14870), as amended and restated and filed with the Commission on October 21, 2019 (the “Prior Application”), requesting such relief. The Prior Application was noticed in Investment Company Act Release No. 33684 dated November 14, 2019 (the “Prior Notice”) and the Prior Order granting the relief requested was contained in Investment Company Act Release No. 33711 dated December 10, 2019. Except as specifically noted herein, all representations and conditions contained in the Prior Application remain applicable to the operation of the Funds and will apply to any Funds relying on the Amended Order. All capitalized terms not otherwise defined in this Application have the meanings ascribed to them in the Prior Application. Pursuant to the Commission’s recent release adopting Rule 12d1-4 under the 1940 Act, the relief granted in the Prior Order under section 12(d)(1)(J) of the 1940 Act for an exemption from sections 12(d)(1)(A) and 12(d)(1)(B) of the 1940 Act (the “Section 12(d)(1) Relief”), and relief under Sections 6(c) and 17(b) of the 1940 Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the 1940 Act relating to the Section 12(d)(1) Relief, will expire one year from the effective date of Rule 12d1-4. See Fund of Funds Arrangements, 1940 Act Rel. No. 10871 (Oct. 7, 2020), at III.

Even though the Funds will not publish their full portfolio holdings daily, the NYSE Proxy Portfolio Methodology2 allows market participants to assess the intraday value and associated risk of a Fund’s Actual Portfolio.3 An important part of the NYSE Proxy Portfolio Methodology is the creation of a Proxy Portfolio. Daily disclosure of the Proxy Portfolio contents, Proxy Overlap, Tracking Error and related metrics permit effective arbitrage activity from differences between a Fund’s trading price and its NAV, including hedging of risks associated with arbitrage and market making activities. As a result, Applicants believe that investors would be able to purchase and sell Shares in the secondary market at prices that are at or close to their NAV.

Shares of each Fund are purchased and redeemed only in Creation Units and generally on an in-kind basis. Purchasers are required to purchase Creation Units by making a deposit of Deposit Instruments and shareholders redeeming their Shares will receive a transfer of Redemption Instruments. Under the Prior Order, the names and quantities of the instruments that constitute the Deposit Instruments and the Redemption Instruments for a Fund (collectively, the “Creation Basket”) will be the same as the Fund’s Proxy Portfolio, except to the extent purchases and redemptions are made entirely or in part on a cash basis.

Applicants now seek an Order to amend the Prior Order to permit the Applicants to use Creation Baskets that include instruments that are not included, or that are included with different weightings, in the Fund’s Proxy Portfolio. As discussed below, we believe that the ability to have additional basket flexibility would benefit investors through more effective arbitrage and more efficient portfolio management.

II.	APPLICANTS’ PROPOSAL.

A.	Applicants Seek Additional Basket Flexibility in Creation and Redemption Process

1.	Additional Basket Flexibility

The Funds may determine that it is desirable to use Creation Baskets that differ from the Proxy Portfolio beyond cash substitutions. As such, the Applicants seek to improve the functioning of the Funds by amending the Prior Order to enable a Fund’s use of Creation Baskets that include instruments that are not in the Proxy Portfolio, or are included in the Proxy Portfolio but in different weightings.

The Funds will use the requested additional basket flexibility only in circumstances under which Applicants believe there will be no harm to the Funds or their shareholders, and in order to benefit the Funds and their shareholders by reducing costs, increasing efficiency and improving trading.

A Fund may use a Creation Basket that contains instruments that are not included in a Fund’s Proxy Portfolio if the Adviser or Sub-Adviser seeks to add an instrument to the Fund’s Actual Portfolio without incurring transaction costs associated with the purchase of the instrument for cash. For example, if the Adviser or Sub-Adviser decides to add an instrument to a Fund’s Actual Portfolio and determines that disclosing the new position should not result in front-running or free-riding, the new instrument may be included in a Creation Basket with the expectation that it will be delivered to the Fund in kind during a creation transaction. Similarly, if the Adviser or Sub-Adviser decides to sell an instrument from the Actual Portfolio and determines that disclosing the position to be reduced should not result in front-running or free-riding, the instrument may be included in a Creation Basket with the expectation that the Fund will deliver it in kind during a redemption transaction.

Fundamentally, the act of constructing Creation Baskets for creation and redemption of Shares is a portfolio management function. In determining the Deposit Instruments, a Fund’s portfolio management team decides which assets to “purchase” for the portfolio. Similarly, the portfolio management team decides which assets to “sell” when it determines the Redemption Instruments. Enabling the Adviser or Sub-Adviser to use Creation Baskets that differ from the Proxy

[2]

The NYSE Proxy Portfolio Methodology is owned by the NYSE Group and licensed for use by each Fund. The Funds are permitted, but not required, to include references to “NYSE” or “NYSE Group,” or certain affiliates of NYSE Group, in their names.

[3]	The NYSE Group and any other person or entity designated by NYSE Group to manage the NYSE Proxy Portfolio Methodology will not provide recommendations as to the composition of the Actual Portfolio.

Portfolio when it is in the Funds’ best interest to do so is anticipated to improve operational efficiency and potentially reduce costs.

2.	Revised Purchase and Redemption Procedures for Fund Shares

The names and quantities of the instruments that may constitute a Creation Basket4 will generally be the same as the Fund’s Proxy Portfolio, but a Fund may accept Creation Baskets that differ from the Proxy Portfolio. If there is a difference between the NAV attributable to a Creation Unit and the aggregate market value of the Creation Basket exchanged for the Creation Unit, the party conveying instruments with the lower value will also pay to the other the Cash Amount. A Fund that normally issues and redeems Creation Units in kind may require purchases and redemptions to be made entirely or in part on a cash basis.5 In such an instance, the Fund will announce, before the open of trading on a given Business Day, that all purchases, all redemptions, or all purchases and redemptions on that day will be made wholly or partly in cash. A Fund may also determine, upon receiving a purchase or redemption order from an authorized participant, to have the purchase or redemption, as applicable, be made entirely or in part in cash.

Each Business Day, before the open of trading on the Exchange where the Fund is listed, the Fund will publish on its website the composition of any Creation Basket exchanged with an authorized participant on the previous Business Day that differed from such Business Day’s Proxy Portfolio other than with respect to cash.

Each Fund will adopt and implement policies and procedures regarding the construction of its Creation Baskets in accordance with Rule 6c-11 under the 1940 Act.6 The policies and procedures will set forth detailed parameters for the construction and acceptance of baskets in compliance with the terms and conditions of the Order and that are in the best interests of the Fund and its shareholders, including the process for any revisions to or deviations from those parameters.

B.	The Use of Basket Flexibility Raises No New Policy Concerns

1.	Protection from Reverse Engineering

Applicants believe that the ability to utilize a Creation Basket that includes securities that are not included in a Fund’s Proxy Portfolio, or are included in different weightings, does not raise concerns about reverse engineering of the Fund’s portfolio beyond those addressed in the Prior Application. The purpose of the Proxy Portfolio is to facilitate the operation of ETFs that limit susceptibility of their strategies to practices like “front running” ETF trades and “free riding” of their investment strategies. Failure at that purpose could lead to the failure of a Fund with potential reputational damage to an Adviser. Thus, the Applicants note that they will operate the Funds in a manner designed to minimize the risk of reverse engineering.

By using a Creation Basket that includes instruments that are not included in a Fund’s Proxy Portfolio, or are included in different percentages, and by publishing such Creation Basket on its website,7 the Fund would provide market participants with additional information about which instruments it adds or removes from the Actual Portfolio. However, the Fund will not disclose to authorized participants or other market participants any information about the overlap between the instruments of any Creation Basket different from the Fund’s Proxy Portfolio, on the one hand, and the securities in the Fund’s Actual Portfolio, on the other hand. In addition, Applicants will not use such additional basket flexibility in situations

[4]	Deposit Instruments and Redemption Instruments may include cash and/or securities.
[5]

In determining whether a Fund will issue or redeem Creation Units entirely or partly on a cash or in-kind basis (whether for a given day or a given order), the key consideration will be the benefits that would accrue to the Fund and its investors. For example, in light of anticipated purchases of different portfolio instruments, the Adviser may wish to receive additional cash as part of a Creation Basket or may wish to receive all cash instead of a Creation Basket. Purchases of Creation Units either entirely or partly in cash or in kind are expected to be neutral to the Funds from a tax perspective. In contrast, cash redemptions typically require selling portfolio instruments, which may result in adverse tax consequences for the remaining Fund shareholders that would not occur with an in-kind redemption. As a result, tax considerations may warrant use of in-kind redemptions. In addition, a Fund may permit an authorized participant to deposit or receive, as applicable, cash in lieu of some or all of the instruments in the Creation Basket because such instruments are not eligible for trading by the authorized participant or the investor on whose behalf the authorized participant is acting.

[6]	See Rule 6c-11(c)(3). Only Creation Baskets different from a Fund’s Proxy Portfolio will be treated as a “custom basket” under Rule 6c-11(d)(2)(ii).
[7]	See Section II.A.2 above.

where such publication may provide sufficiently useful information to either predict the Fund’s current positions or pending or upcoming trades so as to front-run them or to ascertain the Fund’s current Actual Portfolio as to free-ride on the Adviser’s investment decisions. The Adviser or Sub-Adviser will use the additional basket flexibility only after the Adviser or Sub-Adviser has concluded that the risks of front-running and free-riding are not present with respect to a particular security included in the Creation Basket that is not included in the Proxy Portfolio or included with a different weighting.

Applicants believe that it is highly unlikely that potential adversaries and other observers without inside information about the Adviser’s portfolio management would be able to reverse engineer a Fund’s portfolio by utilizing information imparted when a Creation Basket deviates from a Fund’s Proxy Portfolio. Such information, while additive to the total mix of Fund information available to market participants, is insufficient to reverse engineer the Fund’s Actual Portfolio with any regularity or with the level of accuracy that would be necessary to front-run the Fund’s trades or free-ride on the Adviser’s portfolio decisions.8 Applicants acknowledge that they cannot completely dismiss the possibility that market participants may infer some information about a Fund’s portfolio holdings and attempt to front-run or free- ride accordingly. However, Applicants will operate the Funds in a manner designed to minimize the risk of reverse engineering and, for the reasons set forth above, believe successful front-running or free-riding is highly unlikely where Creation Baskets deviate from the Proxy Portfolio.

2.	Protection from Self-Dealing or Overreaching

Applicants believe that authorized participants and other market participants will not have the ability to disadvantage the Fund by manipulating or influencing the composition of Creation Baskets, including those that differ from the Proxy Portfolio. Like the basket and custom basket policies and procedures required of ETFs by Rule 6c-11, the Funds will maintain written policies and procedures governing the composition and acceptance of Creation Baskets to safeguard the best interests of the Funds and their shareholders.9

3.	Protections for Confidential Information

Because the Funds will not publicly disclose their portfolio holdings daily, the selective disclosure of material nonpublic information, including information other than portfolio information, would be more likely to provide an unfair advantage to the recipient than in other ETFs. Accordingly, the Funds and each person acting on behalf of the Funds will be required to comply with Regulation Fair Disclosure10 as if it applied to them (except that the exemptions provided in Rule 100(b)(2)(iii) therein shall not apply).

In addition, the Actual Portfolios will be considered material, non-public information under the codes of ethics of the Funds, Adviser, Distributor and any Sub-Adviser and the agreements related to the Funds’ other service providers with, or any other party given, access to the Actual Portfolio, including the custodian, administrator and fund accountant, will include appropriate confidentiality provisions and be generally prohibited from trading based upon this information.

The new Creation Basket flexibility being sought by the Applicants does not raise any new concerns about selective disclosure of non-public material information. First, a Fund’s use of, or conversations with authorized participants about, Creation Baskets that would result in such disclosure would effectively be limited by the Funds’ obligation to comply with Regulation Fair Disclosure. Second, as noted above, each Business Day, before the open of trading on the Exchange where

[8]

The Commission noted that the ETFs proposed to be offered pursuant to such relief would have the ability to minimize the risk of reverse engineering and would “have a significant incentive to minimize this risk, considering that the purpose of their proposed arbitrage mechanism is to facilitate the operation of ETFs that limit the ETFs’ susceptibility to predatory trading practices, like ‘front running’ and ‘free riding’.” See Prior Notice, supra note 1.

[9]

Exchange Traded Funds, SEC Final Rule Release Nos. 33-10695 & IC-33646, at 80-94 (Sept. 25, 2019) (“Rule 6c-11 Adopting Release”) (discussion of Rule 6c-11 requirement for ETF policies and procedures concerning basket construction and acceptance and heightened policies and procedures for custom baskets).

[10]	See Selective Disclosure and Insider Trading, 1940 Act Release No. 24599 (Aug.15, 2000).

a Fund is listed, the Fund will publish on its website the composition of any basket accepted by the Fund on the previous Business Day that differed from such Business Day’s Proxy Portfolio other than with respect to cash.

C.	Comparability of Relief Sought to Prior Relief Granted by the Commission

In Rule 6c-11 under the 1940 Act, the Commission granted relief to ETFs to utilize “custom baskets” subject to the condition that the ETF adopt written basket policies and procedures that set forth certain information related to the construction and acceptance of custom baskets.11 In the adopting release, the Commission stated that the use of custom baskets “will provide ETFs with additional basket flexibility, which . . . could benefit investors through more efficient arbitrage and narrower bid-ask spreads.”12 The same policy considerations underlying the ability for ETFs to utilize custom baskets in Rule 6c-11 apply to the relief requested herein for additional basket flexibility, which should have a positive impact on the effectiveness of the arbitrage mechanism and result in narrower bid-ask spreads.

III.	REQUEST FOR RELIEF

Based on the facts, analysis and conditions in the Application, Applicants respectfully request that the Commission grant an Order amending the Prior Order. The Applicants are seeking to amend the terms and conditions of the Prior Order in order to have the ability to utilize Creation Baskets that include instruments that are not in the Funds’ Proxy Portfolio, or are included with different percentages, subject to the terms and conditions herein.

For the reasons stated in the Prior Order and herein, Applicants believe that:

•

With respect to the relief pursuant to section 6(c), the relief continues to be appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act;

•

With respect to the relief pursuant to section 17(b), the proposed transactions continue to be reasonable and fair and do not involve overreaching on the part of any person concerned, are consistent with the policies of each registered investment company concerned and with the general purposes of the 1940 Act; and

•	With respect to the relief pursuant to section 12(d)(1)(J), the relief continues to be consistent with the public interest and the protection of investors.[13]

IV.	CONDITIONS

Applicants agree that any Order of the Commission granting the requested relief will be subject to all of the conditions in the Prior Order, except that condition 9 of the Prior Order is deleted in its entirety and replaced with Conditions 9-10 as follows:

9.

Each Fund will comply with the recordkeeping requirements of Rule 6c-11 under the 1940 Act, as amended, except that for purposes of this condition, only Creation Baskets different from the Fund’s Proxy Portfolio will be treated as a “custom basket” under rule 6c-11(d)(2)(ii). In addition, each Fund will maintain and preserve, for a period of not less than five years, in an easily accessible place, (i) a copy of the Proxy Portfolio published on the Fund’s website for each Business Day; and (ii) a copy of each Creation Basket made available.

10.

Each Fund will adopt and implement written policies and procedures that govern the construction of Creation Baskets, as required under Rule 6c-11 under the 1940 Act, as amended, except that for purposes of this condition, only Creation Baskets different from the Fund’s Proxy Portfolio will be treated as a

[11]	See Rule 6c-11 Adopting Release, supra note 9, at 86-88; see also Rule 6c-11(c)(3).
[12]	Id. at 16.
[13]	See supra note 1.

“Custom Basket” under rule 6c-11(c)(3). The Fund’s basket policies and procedures will be covered by the Fund’s compliance program and other requirements under Rule 38a-1 under the 1940 Act, as amended.

V.	PROCEDURAL MATTERS

Applicants file this Application in accordance with Rule 0-2 under the 1940 Act. Pursuant to Rule 0-2(f) under the 1940 Act, Applicants state that their address is indicated on the cover page of this Application. Applicants further request that all communications concerning this Application should be directed and copied to the persons listed on the cover page of the Application.

In accordance with Rule 0-2(c) under the 1940 Act, Applicants state that all actions necessary to authorize the execution and filing of this Application have been taken, and the persons signing and filing this document are authorized to do so on behalf of Applicants pursuant to their corporate organizational documents, and in the case of the Trust, the attached resolutions. Applicants also have attached the verifications required by Rule 0-2(d) under the 1940 Act.

In accordance with Rule 0-5 under the 1940 Act, Applicants request that the Commission issue the requested Order without holding a hearing.

[Signatures appear on next page]

Based on the facts, analysis and conditions in the Application, Applicants respectfully request that the Commission issue an Order under Sections 6(c), 17(b) and 12(d)(1)(J) of the 1940 Act granting the relief requested by this Application.

Natixis ETF Trust II

By:	/s/ David L. Giunta
David L. Giunta
President & Chief Executive Officer

Natixis Advisors, L.P.

By:	Natixis Distribution Corp., as general partner

By:	/s/ Russell L. Kane
Russell L. Kane
Executive Vice President, General Counsel,
Secretary and Clerk

NYSE Group, Inc.

By:	/s/ John Tuttle
John Tuttle
Vice Chairman

NATIXIS ETF TRUST II

The undersigned states that he has duly executed the attached Application dated November 16, 2020 for and on behalf of Natixis ETF Trust II; that he is the President and Chief Executive Officer of such entity; and that all action necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

Natixis ETF Trust II

By:	/s/ David L. Giunta
David L. Giunta
President & Chief Executive Officer

NATIXIS ADVISORS, L.P.

The undersigned states that he has duly executed the attached Application dated November 16, 2020 for and on behalf of Natixis Distribution Corp., as general partner of Natixis Advisors, L.P.; that he is the Executive Vice-President, General Counsel, Secretary, and Clerk of such company; and that all action necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

Natixis Advisors, L.P.

By:	Natixis Distribution Corp., as general partner

By:	/s/ Russell L. Kane
Russell L. Kane
Executive Vice President, General Counsel,
Secretary and Clerk

NYSE Group, Inc.

The undersigned states that he has duly executed the attached Application dated November 16, 2020 for and on behalf of NYSE Group, Inc.; that he is the Vice Chairman of such company; and that all action necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

NYSE Group, Inc.

By:	/s/ John Tuttle
John Tuttle
Vice Chairman

RESOLUTIONS OF NATIXIS ETF TRUST II

RESOLVED, that the preparation and filing with the SEC on behalf of the Trust of an application for an order to amend a prior order of exemption under Section 6(c) of the Investment Company Act of 1940 (the “1940 Act”) for an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the 1940 Act and Rule 22c-1 under the 1940 Act and Sections 6(c) and 17(b) of the 1940 Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the 1940 Act, and under Section 12(d)(1)(J) of the 1940 Act for an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the 1940 Act, which permits registered open-end investment companies that are actively managed exchange-traded funds to operate without being subject to a daily portfolio transparency condition (the “Application”), and any amendments and restatements thereof be, and it hereby is, authorized and approved, and the President & Chief Executive Officer of the Trust be, and hereby is, authorized and directed to prepare, execute and file with the SEC the Application and any and all amendments to said Application.